Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. held on November 17, 2008, it was decided to assign the interest on capital provisioned in the audited financial statements dated September 30, 2008, allocated to the amount of mandatory dividend for the year 2008, as follows:

1)
on account of the provisioned amount, the stockholders have already received on November 3, 2008 a monthly anticipation of dividends equivalent to R$ 0.012 per share (based upon the stockholding position dated September 30, 2008) and shall receive on December 1, 2008 another part of dividends equivalent to R$ 0.012 per share (based upon the stockholding position dated October 31, 2008), as per method established by the company; and

2)
to pay, on January 30, 2009, the balance equivalent to R$ 0.38965 per share, as interest on capital, less withholding income tax of 15%, which shall result in a net interest equivalent to R$ 0.33120 per share, not considered in such withholding corporate stockholders evidencing immunity or exemption thereto, which shall have as base date to determine the right to receive the relevant interest:

a)	in Brazil, the final stockholding position on November 21, 2008; as of November 24, 2008 the shares shall be traded ex rights to such interest;

b)
in the United States of America, the date November 26, 2008 shall be considered as “Record Date” to comply with the obligations undertaken in the ADRs program held by the company; as of November 24, 2008 the ADRs shall be traded ex rights to such interest.

São Paulo-SP, November 17, 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer